2850 Golf Road Rolling Meadows, IL 60008 USA	630.773.3800 www.ajg.com

October 26, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Arthur J. Gallagher & Co. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which was filed with the U.S. Securities and Exchange Commission on October 26, 2018.

Respectfully submitted,

Arthur J. Gallagher & Co.

/s/ Walter D. Bay

Walter D. Bay Vice President, General Counsel and Secretary